UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 1-33965

QUATERRA RESOURCES INC.
(Translation of registrant's name into English)

1100-1199 West Hastings Street
Vancouver, BC V6E 3T5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Quaterra Resources Inc. (the "Registrant") is furnishing this Report on Form 6-K to amend the Exhibit 99.1 to the Registrant's Report on Form 6-K furnished April 12, 2013 with the Commission on EDGAR (the "Initial Report"). The amendments to this report do not constitute a material change to the Initial Report and was amended to correct some typographical errors, minor omissions in Data Verification (Item 11) as well as minor errors in drilling meterages in the Interpretations and Conclusions (Item 17) portion of the report. There are no changes to the mineral resource estimates or geostatistical analysis in the report and the conclusions and recommendations remain unchanged.

SUBMITTED HEREWITH

Exhibits

99.1	Amended Technical Report on The Herbert Gold Property

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUATERRA RESOURCES INC.
(Registrant)

Date: April 22, 2013	By:	/s/ Scott B. Hean
Scott B. Hean

	Title:	Chief Financial Officer